NexImmune, Inc.

9119 Gaither Road

Gaithersburg, MD 20877

February 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	NexImmune, Inc.
Registration Statement on Form S-1
File No. 333-252220
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NexImmune, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-252220) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern time, on Thursday, February 11, 2021, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call John T. Rudy (617-348-3050) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

NEXIMMUNE, INC.

/s/ Scott Carmer
Scott Carmer
Chief Executive Officer

cc:	Securities and Exchange Commission
Alan Campbell
Joe McCann
Gary Newberry
Kevin Kuhar

NexImmune, Inc.
Scott Carmer
John Trainer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John T. Rudy
John P. Condon
Matthew T. Simpson

Cooley LLP
Brent B. Siler